UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            REGENCY AFFILIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758847107
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                                 (CUSIP Number)

                        Elliot Press, Esq.
                        c/o Katten Muchin Zavis Rosenman
                        575 Madison Avenue
                        New York, New York 10022
                        (212) 940-8800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 758847107
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Holdings LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,823,738 Shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,823,738 Shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,823,738 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,823,738 Shares (comprised of shares owned by Royalty
                                       Holdings LLC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,823,738 Shares (comprised of shares owned by Royalty
    WITH                               Holdings LLC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,823,738 Shares (comprised of shares owned by Royalty Holdings LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurence S. Levy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,898,738 Shares (comprised of 1,823,738 shares owned by
                                       Regency Holdings LLC and options to
                                       acquire 75,000 shares held by Mr. Levy)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,898,738 Shares (comprised of 1,823,738 shares owned by
                                       Regency Holdings LLC and options to
                                       acquire 75,000 shares held by Mr. Levy)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,898,738 Shares (comprised of 1,823,738 shares owned by Regency Holdings
                        LLC and options to acquire 75,000 shares held by Mr.
                        Levy)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.96%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Neil N. Hasson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000 Shares (comprised of options to acquire 75,000
                                    shares held by Mr. Hasson)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000 Shares (comprised of options to acquire 75,000
    WITH                            shares held by Mr. Hasson)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000 Shares (comprised of options to acquire 75,000 shares held by
                     Mr. Hasson)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 is filed by (i) Royalty Holdings LLC ("Royalty LLC"), (ii) Royalty Management, Inc. ("Royalty Inc."), (iii) Laurence S. Levy and (iv) Neil N. Hasson (collectively, the "Reporting Persons") and amends the Statement on Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on October 28, 2002 as amended by Amendment No. 1 filed by the Reporting Persons on November 8, 2002, and Amendment No.2 filed by the Reporting Persons on July 7, 2003. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            On October 1, 2003, Mr. Levy and Mr. Hasson were each issued 50,000 Common Stock purchase options each pursuant to the Company's 2003 Stock Incentive Plan, as amended (the "Plan"). The options have an exercise price of $1.53 per share.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated as follows:

            As of the close of business on October 1, 2003:

            (i) Royalty LLC owns 1,823,738 shares of Common Stock. Such shares constitute approximately 60.0% of the shares of Common Stock outstanding;

            (ii) Royalty Inc. owns no shares of Common Stock. As the Manager of Royalty LLC Royalty Inc. may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rule, to be the beneficial owner of the 1,823,738 shares of Common Stock that are held by Royalty LLC. Such shares of Common Stock constitute approximately 60.0% of the shares of Common Stock outstanding;

            (iii) As President, sole director and sole stockholder of Royalty Inc., which is the Manager of Royalty LLC, Mr. Levy may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,823,738 shares held by Royalty LLC. In addition, Mr. Levy holds options to purchase an additional 75,000 shares of Common Stock. The foregoing shares of Common Stock that may be deemed to be beneficially owned by Mr. Levy, in the aggregate, constitute approximately 60.96% of the shares of Common Stock outstanding (assuming exercise of such options); and

            (iv) Mr. Hasson beneficially owns 75,000 shares of Common Stock underlying common stock purchase options held by Mr. Hasson. Such shares of Common Stock constitute approximately 2.41% of the shares of Common Stock outstanding (assuming exercise of such options).

            (c) Item 5(c) is hereby amended as follows:

            Reference is made to Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is hereby amended as follows:

            The stock options described in Item 3 were granted pursuant to Stock Option Agreements between the Company and each of Messrs. Hasson and Levy, each dated as of October 1, 2003. The options are exercisable at any time until October 1, 2013 unless earlier terminated as provided in the Stock Option Agreements or pursuant to the Plan, each of which is attached hereto as an exhibit and the terms of which are incorporated by reference herein.

Item 7. Material to be filed as Exhibits

            Item 7 is hereby amended as follows:

            Exhibit 7: 2003 Stock Incentive Plan of the Company (attached as
Exhibit 10.1 to the Company's Annual Report on Form10-KSB for the fiscal year ended December 31, 2002, filed April 15, 2003, and incorporated by reference herein).

            Exhibit 8: Amendment No. 1 to 2003 Stock Incentive Plan.

            Exhibit 9: Stock Option Agreement, dated as of April 4, 2003 between the Company and Laurence S. Levy (attached as Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed April 15, 2003, and incorporated by reference herein).

            Exhibit 10: Stock Option Agreement, dated as of April 4, 2003 between the Company and Neil N. Hasson (attached as Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed April 15, 2003, and incorporated by reference herein).

            Exhibit 11: Stock Option Agreement, dated as of October 1, 2003, between the Company and Laurence S. Levy.

            Exhibit 12: Stock Option Agreement, dated as of October 1, 2003, between the Company and Neil N. Hasson.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

                                         ROYALTY HOLDINGS LLC

                                         By: Royalty Management, Inc., Manager

                                         By: /s/ Laurence S. Levy
                                             -----------------------------------
                                         Name:  Laurence S. Levy
                                         Title: President


                                         ROYALTY MANAGEMENT, INC.

                                         By: /s/ Laurence S. Levy
                                             -----------------------------------
                                         Name:  Laurence S. Levy
                                         Title: President


                                                 /s/ Laurence S. Levy
                                         ---------------------------------------
                                                   Laurence S. Levy


                                                  /s/ Neil N. Hasson
                                         ---------------------------------------
                                                     Neil N. Hasson